Exhibit 21
SUBSIDIARIES OF FPL GROUP, INC.

FPL Group, Inc.'s principal subsidiaries as of December 31, 2007 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

	Subsidiary	State or Jurisdiction of Incorporation

1.	Florida Power & Light Company (100%-owned)	Florida
2.	FPL Group Capital Inc (100%-owned)	Florida
3.	FPL Energy, LLC (a) (b)	Delaware
4.	Bay Loan and Investment Bank (b)	Rhode Island
5.	Palms Insurance Company, Limited (b)	Cayman Islands
_____________________
(a)	Includes 362 subsidiaries that operate in the United States in the same line of business as FPL Energy, LLC
(b)	100%-owned subsidiary of FPL Group Capital Inc